

Mail Stop 3561

April 28, 2009

Via U.S. Mail

Philip J. Huml
President, Principal Executive Officer and Principal Financial Officer
Pier Acquisition I, Inc.
3902 Peartree Place
Calabasas, CA 91302

> **Re: Pier Acquisition I, Inc.
> Amendment No. 2 to Form 10/A
> Filed April 7, 2009
> File No. 000-53552**

Dear Mr. Huml:

      We have reviewed your response to the comments in our letter dated March 17, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note that Amendment No. 2 includes only Items 1 and 1A. In future filings, please include all the items required pursuant to Form 10. Also, please provide us with analysis supporting your statement in the third paragraph of the Explanatory Note on page 2 that the amended filing may continue to speak only as of the date of the original filing and that the company is not required to updated the disclosure to reflect events that have occurred since the date of the original filing. Alternatively, delete this statement.

Item 1. Business, page 3

2. We note your response to prior comment 1. Although you have added disclosure related to your strategy for identifying and completing business combinations, you have not directly addressed how you intend to successfully compete against entities with greater financial, technical and managerial experience. If you

believe that your company has certain strengths that will enable it to compete successfully against other blank checks companies, please discuss your strategy for utilizing those strengths. Alternatively, if it is your belief that there are sufficient attractive potential targets to satisfy the large number of existing blank check companies, including those that have limited resources like yours, please disclose and explain the basis for that belief.

<u>We Face A Number Of Risks Associated With Potential Acquisitions . . . ., page 7</u>

3. We note your response to prior comment 5. Please revise to discuss additional potential consequences in the event that you incur substantial debt, including the fact that your indebtedness may impair your ability to operate your business and limit your ability to borrow additional funds or capitalize on acquisitions or other business opportunities.

<u>There Are Relatively Low Barriers To Becoming A Blank Check Company . . . ., page 7</u>

4. We note your response to prior comment 6. Please revise to briefly describe the requirements for becoming a blank check company or shell company so that investors can have a better understanding of the low barriers to entry and ease with which new competitors may enter the market.

<u>Reporting Requirements Under The Exchange Act . . . ., page 9</u>

5. We note your response to prior comment 3. Please revise the third sentence to clarify that the Sarbanes-Oxley Act of 2002 *will* require that the company establish and maintain adequate internal controls and procedures over financial reporting. Also, please discuss the consequences in the event that you fail to maintain an effective system of internal controls or discover material weaknesses in your internal controls, including the fact that you may be unable to produce reliable financial reports or prevent fraud, which in turn could harm your financial condition and result in loss of investor confidence and a decline in your share price.

<u>It Is Likely That Our Common Stock Will Be Considered "Penny Stock" . . . ., page 12</u>

6. We note your response to prior comment 4. Please revise to disclose that a broker-dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: David N. Feldman, Esq.
        Fax: (212) 997-4242